CROWN
(registered trademark)

Crown Central Petroleum Corporation
Refiners / marketers of petroleum products & petrochemicals
One North Charles Street, P.O. Box 1168, Baltimore,
Maryland 21203, (410) 539-7400

April 25, 1996
             __________________________
             RESULTS FIRST QUARTER 1996





Dear Shareholders:

  Crown Central Petroleum announced today a net loss of $13.0 million ( $1.34 per share) for the first quarter of 1996 on revenues of $371.1 million. This compares to a net loss of $10.2 million ($1.04 per share) in the first quarter of 1995 on revenues of $344.8 million. The 1995 net loss includes an extraordinary charge of $3.3 million ($.33 per share) due to the early extinguishment of debt.
  Crown's first quarter 1996 earnings before taxes, interest, non-cash charges and LIFO accounting provisions
(collectively referred to as EBITDAAL) amounted to $.7 million compared to $4.6 million in the first quarter, 1995.
  Operating costs were up at both Crown refineries largely due to increases in the cost of fuel gas attributed to the severe winter. While the Gulf Coast 3-2-1 crackspread, a standard industry benchmark for refining margins, improved significantly in 1996 over 1995, Crown was adversely impacted by the high cost of foreign crudes and vacuum gas oil which are important feedstocks predominantly used at the Pasadena refinery. Costs associated with the previously announced management restructuring also impacted the first quarter 1996 results.

  In retail marketing, Crown was put into a classic price squeeze being unable to pass along crude cost increases as rapidly as they were occurring. Thus, retail margins were compressed as higher wholesale costs were not reflected in consumer prices at the pumps. Gasoline margins were down
39% for the first quarter, while total fuel gallons were up an impressive 4.3%. On a comparable store basis, volumes increased 1.8% over the corresponding quarter. While merchandise margins were up slightly, totals were flat as inclement weather conditions impacted our marketing areas.
  Even though results for the first quarter were disappointing, it is encouraging that refining industry fundamentals and pricing are strengthening. Thank you for your continuing support.

Sincerely,


HENRY a. ROSENBERG, JR.
HENRY A. ROSENBERG, JR.
Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer

- -19-


   Crown Central Petroleum Corporation and Subsidiaries
   Dollars in thousands, except per share data

                                           Three Months Ended
                                                 March 31
                                           1996           1995
                                       ------------   ------------
   Sales and operating revenues        $ 371,091      $ 344,833

   (Loss) before income taxes            (18,010)        (9,207)

   (Loss) before extraordinary item      (13,010)        (6,918)

   Loss) from extraordinary item _
                                 1/         ----         (3,257)


   Net (loss)                            (13,010)       (10,175)

   (Loss) per share before
     extraordinary item                    (1.34)          (.71)

   (Loss) per share from
     extraordinary item                     ----           (.33)

   Net (loss) per share                    (1.34)         (1.04)



   Weighted average shares used
     in the computation of
     (loss) per share  _
                       2/              9,700,083      9,697,598

   --------------------------------------------------------------------

   _
   1/   During the first quarter of 1995, the Company incurred an

        extraordinary loss as a result of the early retirement of its outstanding 10.42% Senior Notes (Notes). The outstanding Notes were retired on January 24, 1995 from the proceeds received from the sale of $125 million of unsecured 10 7/8% Senior Notes due February 1, 2005.

   _
   2/   The weighted average number of common shares used in the

        computation of (loss) per share for the three months ended March 31, 1995 set forth above exclude 105,500 shares of Performance Vested Restricted Stock registered to participants in the 1994 Long-Term Incentive Plan. These revisions had no effect on the income (loss) per share as originally reported in the shareholders' letter.

   Headquartered in Baltimore, Maryland since 1930, Crown operates two Texas refineries with a total capacity of 152,000 barrels per day, 347 Crown gasoline and convenience stores in the Mid-Atlantic and Southeastern U.S., and 17 product terminals along the Colonial and Texas Eastern Products pipelines.



   Crown Central Petroleum Corporation and Subsidiaries
   Operating Statistics


                                             Three Months Ended
                                                  March 31
                                              1996         1995
                                           ----------   ----------
   ________
   REFINING


   Production (BPD - M)                           149          154
   Production (Mmbbl)                            13.6         13.9
   Gross Margin ($/bbl)                          1.83         1.79
   Gross Profit ($MM)                            24.9         24.8
   Operating Cost ($/bbl)                        2.39         2.30
   Operating Cost ($MM)                          32.4         31.9
   Net Refining Profit (Loss)  ($MM)             (7.5)        (7.1)

   ______
   RETAIL




   Number Stores                                  347          345
   Volume (pmps - Mgal)                           122          117
   Volume (Mmgal)                                 127          121
   Gasoline Gross Margin ($/gal)                 0.08         0.13
   Gasoline Gross Profit  ($MM)                  10.4         15.8

   Merchandise Sales (pmps - $M)                 20.7         20.7
   Merchandise Sales ($MM)                       21.5         21.4
   Merchandise Gross Margin (%)                  27.1         25.2
   Merchandise Gross Margin ($MM)                 5.3          4.8

   Retail Gross Profit ($MM)                     15.7         20.6
   Retail Operating Costs (pmps - $M)            17.1         17.2
   Retail Net Profit  ($MM)                      (2.1)         3.9

   Wholesale / Other ($MM)                       (3.5)        (2.0)
   Corporate Overhead ($MM)                      (4.9)        (4.0)
   Income Tax (Expense) Benefit ($MM)             5.0          2.3
   (Loss) from Extraordinary Item ($MM)                       (3.3)

   Total Net (Loss)  ($MM)                      (13.0)       (10.2)

   Depreciation and Amortization ($MM)            8.0          9.5
   Net Interest Expense  ($MM)                    2.9          2.8
   Other Income                                   0.0          0.7
   LIFO Provision  ($MM)                          7.8          1.3
   Loss (Gain) on Sales and
        Abandonments of P,P & E  ($MM)            0.0          0.2
   EBITDAAL ($MM)                                 0.7          3.8

   Capital Expenditures ($MM)                     7.4          6.6

   ---------------------------------------------------------------

   BPD = Barrels per day
   bbl = barrel or barrels as applicable
   gal = gallon or gallons as applicable
   pmps = per month per store
   M = in thousands
   MM  = in millions


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